Exhibit 23.2

Independent Auditors’ Consent

We consent to the incorporation by reference in the registration statements (Nos. 333-47796 and 333-48002) of PolyOne Corporation of our report dated January 26, 2004, with respect to the consolidated balance sheets of Oxy Vinyls, LP as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in partners’ capital, and cash flows, for each of the years then ended which appear in the December 31, 2003, annual report on Form 10-K of PolyOne Corporation. Our report refers to a change in the method of accounting for asset retirement obligations and the method of accounting for the consolidation of variable interest entities.

/s/ KPMG LLP

Dallas, Texas

March 11, 2004